Exhibit 99.2

Press Release – 2005 Results of Operations

BlastGard International Reports

$1,129,271 in 2005 Year-End Revenues

CLEARWATER FL, March 29, 2006 - BlastGard International (OTCBB; BLGA) reported financial results for the fourth quarter and the year ended December 31, 2005.

The Company’s revenues for the fourth quarter ended December 31, 2005 were $646,499 compared to $0.00 revenue reported in the same quarter of 2004. The increase in revenue is attributed to the initial sales of the Company’s fully commercialized US Government Services Administration approved, core product, BlastWrap®. For the year ended December 31, 2005, BlastGard International reported revenues of $1,129,271 compared to $595 for the year ended December 31, 2004. The revenue increases for the fourth quarter and the year are primarily attributable to the commercialization and sale of BlastWrap® and BlastWrap® -associated products.

BlastGard International reported a net loss of $1,771,306 or $(0.08) per share and $325,922 or $(0.01) per share based on the weighted average of 21,901,680 shares outstanding for the year-ended December 31, 2005 and for the fourth quarter of 2005, respectively. In comparison, for the year-ended December 31, 2004 and the fourth quarter of 2004, respectively, the Company reported net losses of $2,950,928 or $(0.15) per share and $420,236 or $(0.02) per share based on the weighted average of 20,231,443 shares outstanding.

According to BlastGard® Chief Executive Officer James Gordon, “The fourth quarter marked an important transition for BlastGard®. We made the transition from a development-stage company to a company focused on the marketing and sales of our revolutionary products. We completed significant orders with several well-known, established GSA customers, and we have many field tests of BlastWrap® in progress. We believe that BlastWrap® provides unequaled protection from blast effects and post-blast fires, and successful completion of these field tests could lead to significant revenue-generating opportunities in 2006. We are extremely encouraged by the firm foundation we established in the second half of 2005 and look forward to the continued market acceptance of our products in 2006.

BlastGard®’s Form 10-KSB for the year-ended December 31, 2005, available on the corporate web site, describes in full detail the Company’s recent developments, but some of the highlights are listed below.”

•	The Company continues to generate revenues from sales of its BlastGard® MTR. In February, 2006, Amtrak placed a second order of $828,750 for additional MTRs.

•	On September 8, 2005, the Company entered into an agreement with Media Metrica Ltd. to develop required blast-mitigated internal systems for the RE:NEW project for Media Metrica Ltd. of London. This product will spearhead recycling in urban centers and, simultaneously, act as a premium outdoor advertising platform.

•	On October 24, 2005, the Company entered into a five-year alliance agreement with Nordisk Aviation Products, Inc., the largest ULD container manufacturer in the world. In the second quarter of 2006, the Companies will introduce a low-cost solution for “semi-hardened” blast mitigation ULD containers expected to vastly improve the chances of aircraft survival in the event of a mid-air explosion, as occurred over Lockerbie, Scotland.

•	In March 2006, the UK Ministry of Defence’s Defence Ordnance Safety Group (DOSG) agreed to proceed with testing of BlastWrap® as the key ingredient in a new class of Insensitive Munitions (IM) packaging solutions. This novel packaging system is designed to prevent mass detonation in ammunition storage and transport by the elimination of sympathetic detonation (when one detonating weapon initiates the next, and so on, in a chain reaction).

•	Armor Systems International, Inc. (ASI) has developed an armor lighter than traditional hardened steel solutions that uses widely available “COTS” materials. ASI has effectively completed tests on a vehicle mine “skid plate” package using its armor, along with BlastWrap® on tests of four, eight and 12-pound charges.

•	In early 2006, the Company submitted significant proposals to its representatives in Nigeria for quotation to the Nigerian Army, which had requested from BlastGard new IM packaging solutions, training support and more. BlastGard® had previously conducted a series of successful demonstrations for the Nigerian Army Ordnance Corps (NAOC), proving BlastWrap®’s effectiveness.

•	The Company has been working on further development of a series of products for vehicle protection and improved blast mitigation protection of barriers, walls, revetments and bunkers (including overhead protection from inbound mortars) for the US military. BlastGard® has coordinated in these efforts with Geocell Systems, Inc. of San Francisco, California and Colt Rapid Mat LLC of Hartford, Connecticut.

•	The Company is also finalizing the specifications of its newest product, the BlastGard PBM™ (Pipe Bomb Mitigator). This already-tested pipe bomb mitigation device is one-man portable, sized to fit into the trunk of a police squad car, stops all lethal horizontal fragments from a pipe bomb and reduces blast pressures and fireball from such a threat.

About BlastGard International, Inc.

BlastGard International, Inc. creates, designs, develops, manufactures and markets proprietary blast mitigation materials and products that utilize this technology. The Company’s patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. While the need for this technology has always been present, the security and safety concerns resulting from the September 11, 2001 acts and the subsequent development of Homeland Security make the timing of the Company’s emergence even more important. The Company’s core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. BlastWrap® is based upon well-defined principles and suppresses blast pressures by 50% and often by much more. BlastWrap® products are made from two flexible films arranged one over the other and joined by a plurality of seams filled with attenuating filler material (volcanic glass beads or other suitable two-phase materials), configurable (designed for each application) with an effective blend of extinguishing agents that offer a revolutionary blast protection system against blast & fire/burn threats. BlastWrap® is a blast mitigation assembly that can be wrapped around or conform to virtually any shape. BlastWrap® is a concept (not a chemical compound) from which blast protection products are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company’s ability to market its products; the Company’s ability to obtain additional funding; the Company’s ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company’s stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Investor Relations Contact:
Company Contact;	The Investor Relations Group
BlastGard International, Inc.	Erik Lux, or Adam Holdsworth
Michael J. Gordon	Media Contact:
(727) 592-9400	Mike Graff
(212) 825-3210